UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62469 / July 8, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13940

In the Matter of	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO NOBLE GROUP HOLDINGS, INC. (F/K/A LEASING SOLUTIONS, INC. AND LE BON TABLE BRAND FOODS CORP.)
American Energy Services, Inc., Dynacore Patent Litigation Trust, Earth Sciences, Inc., Empiric Energy, Inc., Future Carz, Inc., NBI, Inc., Noble Group Holdings, Inc. (f/k/a Leasing Solutions, Inc. and Le Bon Table Brand Foods Corp.), Reliance Acceptance Group, Inc., and Vegas Equity International Corp., Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Noble Group Holdings, Inc. (f/k/a Leasing Solutions, Inc. and Le Bon Table Brand Foods Corp.) ("LBTF" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 15, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Noble Group Holdings, Inc. (f/k/a Leasing Solutions, Inc. and Le Bon Table Brand Foods Corp.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   LBTF (CIK No. 803443) is a California corporation located in Hoffman Estates, Illinois with a class of securities registered with the Commission under Exchange Act Section 12.   On November 17, 1999, LBTF filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was terminated on September 23, 2008.

2.   LBTF has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 1998.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

The Honorable James T. Kelly
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Noble Group Holdings, Inc. (f/k/a Leasing Solutions, Inc. and Le Bon Table Brand Foods Corp.)
NGH Business Center
3 Golf Center, Suite 315
Hoffman Estates, IL 60195